EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated January 16, 2007 with respect to the financial statements of Central Gold-Trust as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 incorporated by reference in the Registration Statement on Form F-40 of Central Gold-Trust.

February 16, 2007
Toronto, Canada	Chartered Accountants